August 11, 2005

Mr. George Ohsiek
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: IPALCO Enterprises, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 24, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2005
File No. 1-8644

Dear Mr. Ohsiek:

We have received your comment letter dated July 28, 2005, addressed to Mr. Barry J. Sharp, Executive Vice President and Chief Financial Officer of The AES Corporation. The comments in your letter addressed filings of IPALCO Enterprises, Inc. as well as filings of AES Ironwood, LLC, AES Red Oak, LLC and AES Eastern Energy, LP. This letter provides responses to comments concerning IPALCO Enterprises, Inc. ("IPALCO") only. The responses related to the other referenced registrants will be addressed by the other referenced registrants individually. This letter includes your comments in italics and then our response directly following the comment.

Form 10-K for Fiscal Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm, page 42

2. The "Report of Independent Registered Public Accounting Firm" appears unsigned on the EDGAR version of your Form 10-K for AES Ironwood, LLC and IPALCO Enterprises, Inc. Please provide us with a copy of the original signed reports.

An original signed copy is included with the mailed correspondence.

Item 9A. Controls and Procedures, page 57

5. We note your disclosure that your principal executive officer and principal financial officer, "conclude that as of December 31, 2004, [your] disclosure controls and procedures were effective to provide reasonable assurance that material information relating to [you] and [your] consolidated subsidiaries is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Please also revise your Item 9A disclosure for AES Red Oak, LLC, IPALCO Enterprises, Inc. and AES Eastern Energy, LP.

We will revise future filings, as applicable, to include that our officers concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, including the chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

7. As you disclose that most of IPL's non-union employees receive options to purchase shares of AES common stock under the AES Long Term Compensation Plan and that employees of AES Eastern Energy, LP participate in the AES Stock Option Plan, we assume you apply the guidance in paragraph 14 of FIN 44 to account for such options. If so, tell us why you did not provide all disclosures required by paragraphs 46-48 of SFAS 123. If you agree that such disclosure is necessary, please also provide the disclosure required by paragraph 45 of SFAS 123, as amended by paragraph 2.e of SFAS 148 under "Summary of Significant Accounting Policies" in Note 1. See paragraph 15 of SFAS 123.

Effective January 1, 2003, the Company adopted the fair value recognition provision of SFAS No. 123, as amended by SFAS No. 148, prospectively to all employee awards granted, modified or settled after January 1, 2003. Stock options are valued at the date of grant using the Black-Scholes method and charged to income ratably over their vesting period.

Expenses related to such options of $0.4 million, $0.1 million and $0 are included in the statements of operations for the years ended December 31, 2004, 2003 and 2002, respectively. After considering the impact of income taxes, the stock option expense is 0.2%, 0.0% and 0.0% of net income for 2004, 2003 and 2002, respectively. Due to the amount of the related expense in relation to the financial statements of IPALCO, the disclosure provisions of SFAS 123 are not considered necessary as SFAS 123 states that "provisions of this statement need not be applied to immaterial items."

Though it was not required, IPALCO elected to provide a general description of the provisions of the plan. Subsequently, we decided to no longer make this elective disclosure and it therefore was not included in our Form 10-Q for the period ended March 31, 2005. The disclosure provisions of SFAS 123 will be included in future filings, as applicable, if the Company deems the impact of the accounting for stock options granted to IPL's non-union employees to be material.

Note 5. Regulatory Assets

8. If any portion of your regulatory asset balance includes amounts on which you do not earn a current return, disclose the nature and amount of each asset and its remaining recovery period. We believe the best practices approach regarding regulatory assets is to affirmatively indicate whether a particular regulatory asset is earning a rate of return and the anticipated recovery period. For regulatory assets that are not currently being recovered, explain to us why you believe they are probable of recovery in the future. Refer to the requirements of paragraph 20 of SFAS 71.

We will revise future filings, as applicable and if material, to include the disclosure provisions of SFAS 71, paragraph 20. Specifically, we will disclose any regulatory asset balance on which we do not earn a current return by amount, the nature of the asset and its remaining recovery period.

We had $8.6 million and $7.8 million of regulatory assets at March 31, 2005 and December 31, 2004, respectively, that are currently not being recovered.  These consist of administrative costs from Indianapolis Power & Light Company's participation in the Midwest ISO ("MISO") market. We received an order from the Indiana Utility Regulatory Commission that granted authority for the deferral of MISO administrative costs for recovery in a future base rate case.

Note 6. Commitments and Contingencies

9. With regard to being named as a defendant in 113 pending asbestos related lawsuits, you indicate that you do not believe that any of the pending asbestos suits in which IPL is a defendant will have a material adverse effect on IPALCO's business or operations. A statement that these contingencies are not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell securities. In that case, you must either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible or (b) state that such an estimate cannot be made. Refer to SFAS 5 and SAB Topic 5:Y. Tell us whether you believe that there are reasonably possible material additional losses with regard to the asbestos lawsuits. Tell us what consideration you have given to the detail disclosure requirements of Interpretive Responses to Questions 2 and 3 of SAB Topic 5:Y. Please amend your filing to address our concerns or tell us why no amendment is necessary.

We considered Question 2 of SAB Topic 5:Y and believe the disclosure requirements thereunder do not apply to our situation because the lawsuits pending against IPL allege personal injury or wrongful death and do not constitute product or environmental remediation liabilities.

There is a reasonable possibility that material additional loss with regard to the asbestos lawsuits could be incurred. In accordance with the disclosure provisions of SFAS 5 and SAB Topic 5Y, we either must disclose the estimated additional loss or range of loss that is reasonably possible or disclose that such an estimate cannot be made. At this time, an estimate cannot be made. Question 3 of SAB Topic 5:Y, also states that disclosure of the number of claims pending at each balance sheet date, the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and the average settlement amount per claim may be necessary. Because the sum total of all claims settled to date have not been material, we believe it is unnecessary to disclose the nature of the claim activity. We believe disclosure of the number of claims pending at each balance sheet date and a statement that the total claims settled to date were not material to our financial position or results of operations, or cash flows, is sufficient.

We will disclose the following in our quarterly report on Form 10-Q for the six month period ended June 30, 2005.

As of June 30, 2005 and December 31, 2004 IPL is a defendant in 112 and 113 pending lawsuits, respectively, alleging personal injury or wrongful death stemming from exposure to asbestos and asbestos containing products formerly located in IPL power plants. IPL has been named as a "premises defendant" in that IPL did not mine, manufacture, distribute or install asbestos or asbestos containing products. These suits have been brought on behalf of persons who worked for contractors or subcontractors hired by IPL. IPL has insurance which may cover some portions of these claims; currently, these cases are being defended by counsel retained by various insurers who wrote policies applicable to the period of time during which much of the exposure has been alleged.

IPL has settled a number of asbestos related lawsuits for amounts which, individually and in the aggregate, are not material to IPL or IPALCO's financial position or results of operations, or cash flows. Historically, settlements paid on IPL's behalf have been comprised of proceeds from one or more insurers along with comparatively smaller contributions by IPL. Although we do not believe that any of the pending asbestos suits in which IPL is a named defendant will have a material adverse effect on IPALCO's business or operations, we are unable to estimate the number of, the effect of, or losses or range of loss which are reasonably possible from, these or any additional asbestos suits. Furthermore, we are unable to estimate the portion of a settlement amount, if any, that may be paid from any insurance coverage for any know or unknown claims. Accordingly, we cannot assure that the pending or any additional suits will not have a material adverse effect on IPALCO's consolidated financial statements.

No amendment to our Form 10-K for the annual period ended December 31, 2004 or to our Form 10-Q for the quarterly period ended March 31, 2005 is necessary. Article 10-01(a)(5) of regulation S-X allows registrants in the preparation of financial statement disclosures to presume readers of the interim financial statements have access to the most recent annual financial statements in order to provide disclosure surrounding significant changes since the most recent annual report except in the context of material contingencies.

As the standard for disclosures of material contingencies is the same in interim period reporting as annual period reporting, the quarterly report as filed on Form 10-Q for the six month period ended June 30, 2005 will provide readers of the financial statements complete and accurate disclosure of material contingencies as required by SFAS 5 and SAB Topic 5:Y.

In connection with responding to your comments, we acknowledge the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can provide any further information or if the staff would like to discuss our responses, please call me at 317-261-8561 or our Controller, Frank Marino, at 317-261-8700.

Sincerely,

/s/ Hamsa Shadaksharappa

Hamsa Shadaksharappa
Senior Vice President - Financial Services,
Chief Financial Officer, Secretary and Director